United States securities and exchange commission logo





                            July 14, 2021

       Andy MacMillan
       Chief Executive Officer
       UserTesting, Inc.
       144 Townsend Street
       San Francisco, California 94107

                                                        Re: UserTesting, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 14, 2021
                                                            CIK No. 0001557127

       Dear Mr. MacMillan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 64

   1. You disclose that your business and future success depends in part on your ability to acquire new customers
and to expand within existing customers. Please tell us what consideration was given
in disclosing the number of new and existing customers for the periods presented.
Refer you to Section III.B of SEC Release No. 33-8350.
       Results of Operations, page 69

   2. You disclose that the subscription revenue increase was substantially due to growth with existing customers,
which accounted for approximately 66% of the increase. Please
 Andy MacMillan
FirstName  LastNameAndy MacMillan
UserTesting, Inc.
Comapany
July       NameUserTesting, Inc.
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         clarify whether this increase is attributed to the existing customers increasing the capacity used and adding new services, or whether it is due to the growth in the number of existing customers. Refer to Section III.B of SEC Release No. 33-8350.
3. You disclose that increase in subscription cost of revenue was primarily driven by an increase in platform (hosting) costs, in addition to investment in personnel-related customer education and support costs (primarily personnel-related). Please quantify the material factors that resulted in this change. Refer to Section III.B of SEC Release No.
         33-8350.
4. Throughout your results of operations, you attribute the significant changes in various operating expenses to increases in headcount. Your disclosures also indicate you expect to continue to invest in additional headcount as you expand your operations. Please tell us what consideration you gave in quantifying the comparative headcount information to explain the fluctuations in personnel. Refer to Item 303(a) of Regulation S-K and Section
         III.D of SEC Release No. 33-6835.
Critical Accounting Policies and Estimates
Revenue Recognition
Subscription Revenue, page 76

5. Please clarify why you describe the recognition of incremental capacity as a series of distinct software-based services while the subscription revenue is described as a stand-
         ready performance obligation. Also indicate whether the incremental capacity pricing creates a material right. Refer to ASC 606-10-55-41 through 45. Stock-Based Compensation, page 79

6. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from January 1, 2021 and through the preliminary pricing of your
         IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
Business
The UserTesting Human Insight Platform, page 87

7. Regarding the CxNs that you provide, please provide more context as to how many are typically provided for each use case for customers. It is unclear whether users will evaluate a small number of videos, similar to a focus group study, or if thousands of videos are provide for each use or evaluation.
 Andy MacMillan
FirstName  LastNameAndy MacMillan
UserTesting, Inc.
Comapany
July       NameUserTesting, Inc.
     14, 2021
July 14,
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8. Beyond the video, smart tags, and transcripts of the videos, please clarify the types of data or analytics that your platform provides to customers' users to evaluate the CxNs.
9. Please provide more detail of UserTest Contributor Network, including the size and demographical information of the contributors. Please clarify:
             whether they are primarily based in the United States;
             how you compensate and recruit them; and how active they are.
10. With respect to your emerging uses, HR, Customer Support, IT, Training, and Operations, please clarify whether your platform is used for these functions and if you generate material amounts of reviews for these uses.
Our Customers, page 99

11. We note that none of your clients generate more than 10% of your revenue for fiscal year
         2020. Please provide a more detailed description of your customer base, such as whether there are any concentrations in the types of customers, such as by size, industry or location. Further, please clarify if you primarily derive revenues from customers that access your platform through your cloud-based system or through integrations with customer enterprise systems.
Sales and Marketing, page 101

12. We note the significance of your sales and marketing expenses as a percentage of revenue. Please clarify if your plan to engage channel partners is meant to reduce the relative cost of sales and marketing per customer and/or focus on smaller or mid-market customers.

Notes to Consolidated Financial Statements
13. Subsequent Events, page F-31

13. Please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your year end. Refer to ASC
855-10-50-2.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other
 Andy MacMillan
UserTesting, Inc.
July 14, 2021
Page 4

questions.



FirstName LastNameAndy MacMillan   Sincerely,
Comapany NameUserTesting, Inc.
                                   Division of Corporation Finance
July 14, 2021 Page 4               Office of Technology
FirstName LastName